UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2002 WASH. D.C. 365

AH 3/12/2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02019862

SEC FILE NUMBER
8-30593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YYYY) AND ENDING 12/31/2001 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JB Oxford & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9665 Wilshire Boulevard Third Floor
(No. and Street)

Beverly Hills (City) California (State) 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Chiodo (310) 777-8888
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name – *if individual, state last, first, middle name*)

633 West Fifth Street (Address) Los Angeles (City) California (State) 90071 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-26-02

OATH OR AFFIRMATION

STATE OF: California
)ss.
COUNTY OF: Los Angeles

I, Michael J. Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JB Oxford & Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me
this 28th day of February, 2002.

Notary Public

SCOTT G. MONSON
Commission # 1252353
Notary Public - California
Los Angeles County
My Comm. Expires Feb 3, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (a) Statement of Financial Condition.
- [X] (a) Statement of Operations.
- [X] (a) Statement of Cash Flows
- [X] (a) Statement of Changes in Stockholder's Equity.
- [X] (a) Statement of Changes in Subordinated Borrowings.
- [X] (a) Computation of Net Capital.
- [X] (a) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (a) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (a) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (a) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (a) An Oath or Affirmation.
- [ ] (a) A Copy of the SIPC Supplemental Report.
- [ ] (a) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JB OXFORD & COMPANY

Statement of Financial Condition
As of December 31, 2001
Together with Report of Independent Public Accountants

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
JB Oxford & Company:

We have audited the accompanying statement of financial condition of JB Oxford & Company (a Utah corporation and wholly-owned subsidiary of JB Oxford Holdings, Inc.) (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of JB Oxford & Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Los Angeles, California
February 27, 2002

JB OXFORD & COMPANY

Statement of Financial Condition
As of December 31, 2001

Assets

Cash and cash equivalents	$ 6,477,552
Cash segregated under federal and other regulations	79,381,585
Deposits with clearing organizations and others, including securities with a market value of $547,145	5,040,437
Receivable from broker-dealers and clearing organizations	52,308,159
Receivable from customers (net of $2,625,178 allowance for uncollectable receivables)	103,786,615
Other receivables (net of $388,896 allowance)	1,087,465
Receivable from Parent	11,429,917
Securities owned, at estimated fair value	1,341,982
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $2,650,171)	3,124,008
Other assets	1,156,902
Total assets	$265,134,622

The accompanying notes are an integral part of this financial statement.

JB OXFORD & COMPANY

Statement of Financial Condition
As of December 31, 2001

Liabilities and Stockholder's Equity

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 53,176,426
Payable to customers	169,935,902
Securities sold, not yet purchased at market value	846,585
Accounts payable, accrued expenses and other liabilities	3,647,985
Notes payable	1,000,000
Total liabilities	228,606,898
Commitments and Contingencies (Note 15)	
Subordinated Borrowings (from Parent)	1,000,000
Stockholder's Equity:	
Preferred stock, 10,000 shares authorized, no shares issued and outstanding	--
Common stock, $1 par value, 40,000 shares authorized, 6,000 shares issued and outstanding	6,000
Additional paid-in capital	11,016,498
Retained earnings	24,505,226
Total stockholder's equity	35,527,724
Total liabilities and stockholder's equity	$265,134,622

The accompanying notes are an integral part of this financial statement.

1. Ownership Structure

JB Oxford & Company (the "Company") was incorporated in August 1983 under the laws of the State of Utah. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). The Company derives its revenues primarily from its retail discount brokerage operation, correspondent clearing, and market-making activities. The Company's operations are conducted out of offices in California, Florida, and New York. The Company is a wholly owned subsidiary of JB Oxford Holdings, Inc. (the "Parent").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Highly liquid investments are both readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of interest rate changes.

Securities Purchased Under Agreement to Resell

Included in cash and cash equivalents and cash segregated under federal and other regulations are transactions involving purchases of securities under agreements to resell which are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value initially equal to or in excess of the principal

amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded on a trade date basis. Commission income and related expenses are recorded on a trade date basis.

Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities Owned and Securities Sold, Not Yet Purchased

Marketable equity and other securities included in securities owned and securities sold, not yet purchased are reported at prevailing market prices. Other equity securities included in securities owned that are not publicly traded are reported at estimated fair value. Realized and unrealized gains and losses on securities owned and securities sold, not yet purchased are included in trading profits, net.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company files its own state and local tax returns. Deferred tax assets and liabilities represent amounts that will be deductible and payable, respectively, when the Company files its income tax returns in future periods. Deferred tax provision or benefit is recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided for on accelerated and straight-line bases using an estimated useful life of three to five years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease. Expenditures for repairs and maintenance that do not significantly increase the life of the assets are charged to operations as incurred.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at contract value which approximates fair value due to their short term nature.

3. Cash and Cash Equivalents

Included in the balance of cash and cash equivalents as of December 31, 2001 are securities purchased under agreements to resell on an overnight basis of $6,034,839. The market value of the securities received as collateral for these agreements at December 31, 2001 was $6,157,171.

4. Cash Segregated Under Federal and Other Regulations

Cash and securities purchased under agreement to resell of $79,381,585 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3. Securities purchased under agreements to resell on an overnight basis represent $1,695,974 of the above balance. The market value of the securities received as collateral at December 31, 2001 was $1,732,797.

5. Related Party Transactions

Receivable from Parent

At December 31, 2001, receivable from Parent amounted to $11,429,917 which consisted of a deferred tax asset of $1,322,486, income taxes receivable of $3,751,429, and other advances to, and on behalf of, the Parent.

Payables to Related Parties

At December 31, 2001, included in payable to broker-dealers and clearing organizations is $2,266,156 to an affiliate which ceased operations in 1994. The amounts are being held pending resolution of the affiliate's unsecured customer receivables of approximately $3,200,000 which were previously written off.

Employee Benefit Plans

Certain employees of the Company participate in various compensation and bonus programs available to officers and key employees of the Parent and its subsidiaries. Benefit plans that are available to the employees include a 401(k) plan, health and welfare plan, and a key man insurance program.

6. Receivable From and Payable To Customers

Receivable from and payable to customers include amounts due to or from customers as a result of cash and margin transactions. Customer receivables are collateralized by securities owned by the customers. Such collateral is not reflected in the financial statements.

7. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 51,501,242	$ 48,509,300
Securities failed to deliver/receive	585,307	782,047
Receivable from/payable to correspondents	--	3,371,146
Receivable from/payable to clearing organizations	221,610	513,933
	$ 52,308,159	$ 53,176,426

The Company has received securities with a market value of $45,170,759 in stock borrow transactions that have been re-pledged in stock loan transactions. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date. At December 31, 2001, the market value of the securities failed to deliver was $566,692 and failed to receive was $768,195.

8. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2001, securities owned and securities sold, not yet purchased consisted of the following:

Marketable equity securities	$ 1,174,780
Other equity securities	167,202
Total securities owned	$ 1,341,982
Marketable equity securities	$ 836,691
Other marketable securities	9,894
Total securities sold, not yet purchased	$ 846,585

9. Borrowings Under Financing Agreements

The Company maintains committed firm and customer financing arrangements with an aggregate borrowing limit approximating $55,000,000. The Company amounts borrowed bear interest at a fluctuating rate based on either the broker call or prime interest rate. The maximum borrowings outstanding during the year were approximately $21,000,000. The average borrowings during the year were approximately $700,000. There were no borrowings outstanding as of December 31, 2001.

10. Furniture, Equipment and Leasehold Improvements

The following summarizes the Company's furniture, equipment and leasehold improvements at December 31, 2001:

Furniture and equipment	$ 4,001,163
Leasehold improvements	1,773,016
Less – Accumulated depreciation and amortization	(2,650,171)
	$ 3,124,008

11. Income Taxes

The deferred tax asset included in receivable from Parent in the statement of financial condition is as follows:

Deferred tax assets:	
Reserves	$1,494,497
Deferred rent	45,344
Depreciation	298,447
State and local taxes	275,504
Accrued liabilities	64,260
Less: Valuation allowance	(855,566)
Total	$1,322,486

12. Notes payable

At December 31, 2001, the Company had $1,000,000 in notes payable to a former shareholder of the Parent. This debt bears interest at the broker call rate plus two percent not to exceed nine percent per annum. This note matured on March 31, 1999, however, the Company has decided to delay payment on the debt in light of the federal investigation. See Note 15, "Commitments and Contingent Liabilities," below.

13. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to compute its net capital requirement under the "alternative" method, which requires minimum net capital to be the greater of $250,000 or 2 percent of aggregate debit balances arising from customers' transactions, as defined. The Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would be less than the amounts required under the Rule. Accordingly, distributions and advances to stockholders by the Company are limited to excess net capital under the most restrictive of these requirements. At December 31, 2001, the Company's net capital of $18,975,361 was 18.2% percent of aggregate debt items and its net capital in excess of the minimum required was $16,891,455.

14. PAIB Requirements

The Company performs a required computation for proprietary accounts of introducing brokers ("PAIB") similar to the customer reserve computation set forth in SEC Rule 15c3-3. As of December 31, 2001, PAIB debits aggregated $251,267, and credits totaled $2,041,085. Included in the balance of cash segregated under federal and other regulations as of December 31, 2001 was $1,612,419 of cash held in a PAIB reserve account. The Company deposited an additional $500,000 into the PAIB reserve account on January 3, 2002.

15. Commitments and Contingencies

Lease Commitments

Aggregate annual rental for office space under noncancellable operating leases is as follows:

Fiscal Years Ending December 31,	
2002	$ 2,154,029
2003	1,934,051
2004	1,731,120
2005	1,450,264
2006	1,418,402
Thereafter	5,102,298
	$ 13,790,164

Certain of these leases have standard escalation clauses.

Other Contingencies

The Company is a party to a number of pending legal, arbitration or administrative proceedings incidental to its business, including customer brokerage transactions claims as well as matters related to its clearing services resulting from the failure of certain correspondents. All of the legal, arbitration and administrative proceedings have arisen in the ordinary conduct of its business. To date, these proceedings have not had a material effect on the Company's financial condition. However, there can be no assurance that in future periods these proceedings will not have a material adverse effect on the Company's financial condition or results of operations. Those proceedings that management believes may have a significant impact on the Company are described below.

On February 14, 2000, the Parent reached a settlement with the Los Angeles office of the United States Attorney's Office (the "USAO") in the USAO's investigation of the Parent's prior management. While the Parent maintains its innocence, it agreed to pay $2 million over three years to settle the USAO matter and to reimburse the USAO for the substantial expense associated with the two-year investigation. The agreement with the USAO stated that if on or before February 14, 2001 the Company enters into a settlement with the SEC that involves a payment of $1 million or more to the SEC, the USAO has agreed that the Parent's obligation to the USAO would be reduced by $500,000. Discussions are ongoing with the USAO regarding extending this agreement, based upon the proposed SEC settlement. On October 12, 2000, the Pacific Regional Office of the SEC advised the Parent that it is recommending that the SEC accept the Parent's $1.5 million offer to settle the SEC's investigation. If the proposed settlement is accepted, the Parent will also agree to a censure, to refrain from any violations of securities laws, and to take certain actions to ensure continued compliance with federal securities law. The Parent paid $500,000 of the USAO settlement amount in the first quarter of 2000 and 2001, for a total of $1,000,000 as of December 31,2001. In February 2002, the Parent and the USAO agreed to postpone the date of payment as currently due to an unspecified date. The Parent has also reached a tentative agreement with the USAO wherein if the Parent enters into a definitive agreement with the SEC that involves payment of $1 million or more to the SEC, the Parent's obligation to the USAO would be reduced by $1 million, and the Parent

would owe no further sums to the USAO. This understanding is tentative and is dependent upon the Parent reaching a final agreement with the SEC and the USAO. As of December 31, 2001, the Parent has recorded a liability of $2,000,000 for the estimated remaining payments. This amount is included in accounts payable and accrued liabilities on the books of the Parent as of December 31, 2001.

In August 2000, the assignee and holder of two of the demand notes payable by the Parent to Oeri Finance Inc., in the principal face amount of $1,939,375, filed to collect the amounts due under the notes as well as seek return of certain securities ceased by the government. The Parent filed an answer and asserted defenses to payment including, among other defenses, a right of set-off for certain expenses incurred by the Parent in connection with the governmental investigation described above and related matters. In February 2002, the US District Court, Central District of California, issued an Order granting the assignee's application for writ of pre-judgment attachment against the assets of the Parent. A final determination of these issues on the merits has yet to be made. The notes and underlying obligations have previously been disclosed by the Parent in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q since the issuance of the notes in July 1997. The Parent believes that it has valid defenses and set-offs to the claims and intends to vigorously defend itself, although no assurance can be given as to the outcome of this matter.

16. Subordinated Borrowings

The borrowings under the subordinated loan agreement at December 31, 2001 consist of one loan totaling $1,000,000 with the Parent. The agreement carries interest at 15 percent per annum, payable monthly. The loan is due May 31, 2002. The estimated fair value of the subordinated loan agreement approximates the carrying value of the loan at December 31, 2001, based on current rates offered to the Company for debt with substantially the same characteristics and maturities.

The subordinated borrowing is available in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

17. Preferred Stock

The Company has been authorized to issue 10,000 shares of preferred stock, none of which had been issued at December 31, 2001. The preference to be given to preferred shares is determinable at the time of issuance.

18. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event that the customer or correspondent is unable to fulfill their contracted obligations. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company monitors collateral and required margin levels daily and, pursuant to such guidelines, requests customers to deposit additional collateral or reduce securities positions when necessary. The Company is also exposed to credit risk when its margin accounts or a margin account is collateralized by a concentration of a particular security and when that security decreases in value.

In addition, the Company executes and clears customer short sale transactions. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers may incur. In the event that the customer fails to satisfy his obligations, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of his contractual obligations, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions is not expected to have a material effect on the Company's financial condition or results of operations.

As a securities broker-dealer, the Company provides services to both individual investors and correspondents. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets.

The Company is a market-maker for public corporations representing a wide variety of industries whose securities are traded in the NASD's Automated Quotation System ("NASDAQ"), the NASDAQ National Market System, on listed exchanges and, to a minor extent, on the NASD Bulletin Board. The Company selects companies in which it makes a market based on a review of the current market activity, and also to facilitate trading activity of its own and correspondent's clients. Market-making may result in a concentration of securities, which may expose the Company to additional off-balance sheet risk.

19. Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." The Company was required to adopt SFAS No. 141 upon issuance. As such, all business combinations for which the Company may prospectively enter must be accounted for as purchase transactions. The Company will adopt SFAS No. 142 on January 1, 2002. The adoption of SFAS No. 142 ceases the current amortization of goodwill and will instead be subject to at least an annual assessment for impairment by applying a fair-value-based test. The Company does not have any goodwill or identifiable intangibles as of December 31, 2001.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes or amends previous pronouncements including SFAS No. 121, Accounting Principles Board Opinion No. 30, and Accounting Research Board No. 51. The Company adopted this statement on January 1, 2002. The adoption of this statement did not have a material effect on the Company's financial position.

20. Acquisition of customer accounts

During the year ended December 31, 2001, the Parent acquired the customer accounts of Bull & Bear Securities, Inc. and eCapitalist Financial Services for the benefit of the Company. In February 2002, the Parent reached an agreement to acquire the customer accounts of Stockwalk.com, Inc. for the benefit of the Company.

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
JB Oxford & Company:

In planning and performing our audit of the financial statements of JB Oxford & Company (a Utah corporation and wholly-owned subsidiary of JB Oxford Holdings, Inc.) (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ANDERSEN

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Los Angeles, California
February 27, 2002